SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               TREMONT CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    894745207
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 1995
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,247,190
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,247,190

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,247,190
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             44.2%
     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Rice Agricultural Corporation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           2,677,957
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             2,677,957

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,677,957

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.4%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Holding Company

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             2,677,957
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             2,677,957
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,677,957

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.4%
     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Southwest Louisiana Land Company, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,028,317
           REPORTING
             PERSON
                                     9
                                             SOLE DISPOSITIVE POWER
              WITH

                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             3,028,317

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,028,317
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.2%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NOA, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           3,028,317
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,028,317
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,028,317

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.2%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Valhi Group, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             2,677,957
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             2,677,957

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,677,957
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.4%
     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,028,317
            OWNED BY
              EACH                   9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,028,317
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,028,317

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.2%
     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Harold C. Simmons
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,250,696
            OWNED BY
              EACH                   9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,250,696
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*           X



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0-
     14
             TYPE OF REPORTING PERSON*

             IN

[FN]
* See instructions before filling out.

                                 AMENDMENT NO. 4
                                 TO SCHEDULE 13D

          This amended statement on Schedule 13D (this "Statement") relates to the Common Stock, $1.00 par value per share (the "Shares") of Tremont Corporation, a Delaware corporation (the "Company" or "Tremont"). Items 2, 3, 4 and 5 of this Statement previously filed by the Reporting Persons (as defined in Item 2(a) of this Statement) are hereby amended as set forth below.


Item 2.   Identity and Background.

          As amended and restated in its entirety:

          (a) This Statement is filed by virtue of their respective direct and indirect holdings of 5% or more of the outstanding common stock of Tremont (as described below on this Statement), by Contran Corporation ("Contran"); Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Dixie Holding Company ("Dixie Holding") and Southwest Louisiana Land Company, Inc. ("Southwest") and by virtue of his positions with Contran and certain other entities, as described below on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

          Contran, National and VGI are the direct holders of approximately 3.0%, 4.8% and 35.5%, respectively, of the outstanding common stock of Tremont and may be deemed to control Tremont. Valmont Insurance Company ("Valmont") and NL Industries, Inc. ("NL") are the direct holders of approximately .4% and .5%, respectively of the outstanding common stock of Tremont.

     Valhi, Inc. ("VHI") is the holder of 100% and approximately 52.2% of the outstanding common stock of Valmont and NL, respectively, and may be deemed to control Valmont and NL. Tremont is the holder of approximately 17.8% of the outstanding common stock of NL and, together with Valhi may be deemed to control NL. VGI, National and Contran are the holders of approximately 74.5%, 10.0% and 5.6%, respectively, of the outstanding common stock of Valhi and together, may be deemed to control Valhi. National, NOA, and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI and together may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice. Substantially all of Contran's outstanding voting stock is held by trusts, (together, the "Trusts"), established for the benefit of Harold C. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof. The Combined Master Retirement Trust ("Master Trust") holds approximately .1% of the outstanding common stock of Valhi and less than .1% of the outstanding common stock of Tremont. Mr. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. Mr. Simmons is a participant in one or more of the employee benefit plans which invest through the Master Trust; however, Mr. Simmons disclaims beneficial ownership of the Shares held by the Master Trust, except to the extent of his vested beneficial interest therein. Mr. Simmons is Chairman of the Board, President, and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding, and Contran, is Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest, is Chairman of the Board of NL, and is a Director of Tremont.

       By virtue of the relationships described above (a) Mr. Simmons may be deemed to control Tremont, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest, NL, Valmont and Contran, (b) Mr. Simmons (as trustee), the Trusts, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Valmont and NL, (c) Mr. Simmons (as trustee), the Trusts, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by VGI, (d) Mr. Simmons (as trustee), the Trusts, NOA, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by National, (e) Mr. Simmons (as trustee) and the Trusts may be deemed to possess indirect beneficial ownership of the Shares held by Contran and (f) Mr. Simmons (as trustee) may be deemed to possess indirect beneficial ownership of the Shares held by the Master Trust. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by such entities, except as noted above.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule B attached hereto and incorporated herein by reference.

          (b) The principal executive offices of VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran are located at, and the business address of Harold C. Simmons, is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

          (c) NL is a holding company engaged through subsidiaries in the international production and manufacturing of chemical products. Valmont is an insurance company providing insurance to Valhi and certain related companies. Valhi is a holding company engaged, through operating subsidiaries (other than NL) in the refined sugar, building products, fast food and hardware products industries. VGI does not engage in any business activity other than holding common stock of Valhi. National is engaged directly or through subsidiaries (other than VGI and its subsidiaries), in real estate and oil and gas activities. Contran is engaged through subsidiaries (including Southwest, Dixie and others), other than National and its subsidiaries, in various land management, agricultural and oil and gas activities. NOA holds investments in land, securities and notes receivable. Dixie Holding does not engage in any business activity other than holding common stock of VGI.

          The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the Master Trust are subject to the provisions of the Employer Retirement Income Security Act ("ERISA").

          (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) NL is a New Jersey corporation. Valmont is a Vermont corporation. Contran, Valhi, Dixie Holding, and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie and Southwest are Louisiana corporations. The Master Trust is governed by the laws of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.


Item 3.   Source and Amount of Funds or Other Consideration

          No change except for the addition of the following:

          No funds were required by the Reporting Persons to acquire the Shares reported in Item 5(c) of this Statement as a result of the Special Dividend described in Item 4 of this Statement.

          The total amount of funds required by Contran to acquire the additional Shares reported in Item 5(c) of this Statement was $324,346.25 (including commissions). Such funds were or will be provided from Contran's cash on hand and no funds were borrowed for such purposes.

          The Reporting Persons understand that the funds required by persons named in Schedule B to this Statement to acquire Shares, other than pursuant to the Special Dividends described in Item 4 of this Statement, were from such persons' personal funds.


Item 4.   Purpose of Transaction.

          Item 4 is amended and restated in its entirety as follows:

          On February 3, 1995, Valhi distributed a special dividend (the "Special Divided") on its common stock of all of its approximately 48.1% ownership of Tremont, consisting of 3,537,166 Shares. As a result of the Special Dividend, Valhi ceased to be the direct beneficial owner of any Shares. Certain of the other Reporting Persons and related entities received Shares as a result of the Special Dividend, as set forth in Item 5 of this Statement.

          Contran acquired the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

          As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

          The Reporting Persons understand that prior acquisitions of Shares by persons named in Schedule B to this Statement were as a result of the Special Dividend or were made for the purpose of each such person's personal investment.

          Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and restated in its entirety as follows:

          (a) NL is the direct beneficial owner of 36,167 Shares, or approximately .5% of the 7,353,244 Shares outstanding as of October 31, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "Quarterly Report"). By virtue of the relationships reported under Item 2 of this Statement, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by NL. Harold C. Simmons disclaims all such beneficial ownership.

          Valmont is the direct beneficial owner of 30,490 Shares, or approximately .4% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Valmont. Harold C. Simmons disclaims all such beneficial ownership.

          VGI is the direct beneficial owner of 2,611,300 Shares, or approximately 35.5% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, VGI may be deemed to be the beneficial owner of 2,677,957 Shares, or approximately 36.4% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by VGI. Mr. Simmons disclaims all such beneficial ownership.

          National is the direct beneficial owner of 350,360 Shares, or approximately 4.8% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, National may be deemed to be the beneficial owner of 3,028,317 Shares, or approximately 41.2% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, NOA, Southwest, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by National. Mr. Simmons disclaims all such beneficial ownership.

          Contran is the direct beneficial owner of 218,873 Shares, or approximately 3.0% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 3,247,190 Shares, or approximately 44.2% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Contran.
Mr. Simmons disclaims all such beneficial ownership.

          The Master Trust is the direct beneficial owner of 3,506 Shares, or less than 0.1% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement the Master Trust may be deemed to be the beneficial owner of 70,163 Shares, or approximately 1.0% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Master Trust. Mr. Simmons disclaims all such beneficial ownership, except to the extent of his vested beneficial interest therein.

          The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own Shares, as indicated on Schedule C to this Statement.

          (b) Each of NL, Valmont, VGI, National, Contran and the Master Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2 of this Statement; each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by NL and Valmont; National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by VGI; NOA, Southwest, Contran and Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by National; and Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Contran and the Master Trust.

          (c) As a result of the Special Dividend described in Item 4 of this Statement, 2,611,300 Shares, 350,360 Shares, 189,573 Shares, 36,167 Shares,
30,490 Shares and 3,506 Shares were distributed by Valhi to VGI, National, Contran, NL, Valmont and the Master Trust, respectively.

     The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.

                                                                                           Approximate Price
                                                                                             Per Share ($)
                                                                                             (exclusive of
                            Date                       Amount of Shares                       commissions)

                          01/11/95                                    9,300                               11.0625

                          01/11/95                                      300                               11.0000
                          01/16/95                                    1,800                               11.0000
                          01/17/95                                      200                               11.0000
                          01/18/95                                      400                               11.0000
                          01/19/95                                   17,300                               11.0000

          (d) Contran, National, VGI, NL, Valmont and the Master Trust each has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

          (e)  Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1995



                              By:  /s/ Harold C. Simmons
                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1995



                              By:  /s/ William C. Timm
                                   William C. Timm
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.


                                   SCHEDULE A


Harold C. Simmons, individually

William C. Timm as Vice President - Finance of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NOA, INC.
NATIONAL CITY LINES, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.


                                   SCHEDULE B


          The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie

Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


Name                          Present Principal Occupation


Eugene K. Anderson            Vice President and Assistant Treasurer of Contran,
                              Dixie Holding, National, NOA, Valhi, Inc.
                              ("Valhi"), VGI and Valmont Insurance Company
                              ("Valmont").

F. Murlyn Broussard           Treasurer of Southwest.  402 Canal Street, Houma,
                              Louisiana 70360.

William J. Lindquist          Vice President and Tax Director of
                              Contran, Dixie Rice, Dixie Holding, National, NOA,
                              Southwest, VGI and Valhi.

Andrew McCollam, Jr.          Director of Dixie Rice; President and Director of
                              Southwest; Private Investor.  402 Canal Street,
                              Houma, Louisiana 70360.

Harold M. Mire                Vice President and General Manager of Southwest;
                              President of Dixie Rice.  600 Pasquiere Street,
                              Gueydan, Louisiana 70542.

J. Thomas Montgomery, Jr.     Vice President and Controller of Contran, Dixie
                              Holding, National, NOA, Southwest, VGI and Valhi;
                              Vice President of Dixie Rice.

Glenn R. Simmons              Vice Chairman of the Board and Director of
                              Contran, Dixie Holding, National, NOA, VGI and
                              Valhi; Director of Valmont, NL Industries, Inc.
                              ("NL") and Tremont Corporation ("Tremont");
                              Executive Vice President and Director of Dixie
                              Rice and Southwest; Chairman of the Board, Chief
                              Executive Officer and Director Keystone
                              Consolidated Industries, Inc. ("Keystone") (steel rod and wire products manufacturer).

Harold C. Simmons             Chairman of the Board, Chief Executive Officer,
                              President and Director of Contran, Dixie Holding,
                              National, NOA, VGI and Valhi; Chairman of the
                              Board, Chief Executive Officer and  Director of
                              Dixie Rice and Southwest, Chairman of the Board and Director of NL; Director of Tremont.

Robert W. Singer              Vice President of Contran and Valhi;  President
                              and Chief Operating Officer of Keystone.

Richard A. Smith              Treasurer and Director of Dixie Rice. 600
                              Pasquiere Street, Gueydan, Louisiana 70542.

William C. Timm               Vice President-Finance and Treasurer of Contran,
                              Dixie Holding, National, NOA, VGI and Valhi;  Vice
                              President-Finance of Southwest, Vice President-
                              Finance and Director of Dixie Rice; Vice
                              President-Finance, Treasurer and Director of
                              Valmont.

Steven L. Watson              Vice President and Secretary of Contran, Dixie
                              Rice, Dixie Holding, National, NOA, Southwest,
                              VGI, Valhi, and Valmont; Assistant Secretary of NL and Tremont.


                                   SCHEDULE C


     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                                                            Share
                                                                                         Information
                                                                                           Shares
                                     Name                                                   Held

                        Eugene K. Anderson                                                              3
                        F. Murlyn Broussard                                                           --
                        William J. Lindquist                                                          146
                        Andrew McCollam, Jr.                                                          --
                        Harold M. Mire                                                                --
                        J. Thomas Montgomery, Jr.                                                   1,695
                        Glenn R. Simmons(1)                                                         6,604
                        Harold C. Simmons(2)                                                        2,347
                        Robert W. Singer                                                            2,883
                        Richard A. Smith                                                             --
                        William C. Timm                                                               323
                        Steven L. Watson                                                            2,474

     (1)  The Reporting Persons understand the Shares indicated as held by Glenn
          R. Simmons include 6,035 shares held by Mr. Simmons in a retirement account, 514 shares held by Mr. Simmons' wife in a retirement account and 55 shares held by Mr. Simmons' wife as custodian for their daughter.

     (2) The Reporting Persons understand the Shares indicated as held by Harold C. Simmons include 2,347 shares held by Mr. Simmons' wife.